July 12, 2005

Mr. Thomas J. Cunningham
Secretary, Treasurer, Chief Financial Officer
Tri-Valley Corporation
5555 Business Park South, Suite 200
Bakersfield, CA  93309

	Re:	Tri-Valley Corporation
		Form 10-K/A for Fiscal Year Ended December 31, 2004
Filed April 29, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 10, 2005

Dear Mr. Cunningham:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to all other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Cover page

1. Your Commission File No. 0-6119 stated on the cover page does not correspond to the Commission File number on the EDGAR system.
Please
amend your filing to correct your Commission File number.

2. As instructed on Form 10-K, please indicate whether you are an accelerated filer.

3. We note you disclosed the aggregated market value of the common shares held by non-affiliates as of February 28, 2005. As instructed on Form 10-K, please disclose the aggregated market value information as of the last business day of your most recently completed second fiscal quarter.

Oil and Gas Operations, page 4

4. We understand you only include proved developed reserves in your reserve studies and do not consider any proved undeveloped reserves.
Please clarify whether you have any proved undeveloped reserves and provide disclosures required under paragraph 10 of SFAS No. 69 to the extent applicable.

5. We note you used year-end oil and gas prices and current levels of lease operating expenses to estimate the present value of the future net revenue to be derived from your proved developed oil and gas reserves. Please explain to us what you mean by "current levels".

6. Referring to the table that sets forth your average sales price and average production cost per unit of oil and gas produced, please explain to us why you were not able to determine the price per barrel, and what "total sales price of associated condensate" represents.

Management`s Discussion and Analysis of Financial Condition, page
7

Restatements, page 8

7. We note management discovered that the stock issued to the board of directors was inadvertently overpriced at the end of 2004, and as a result, you restated your 2004 consolidated financial statements to correct this error. A report on Form 8-K is required to be filed or furnished, as applicable, upon the occurrence of any of one or more of the events specified in the items in Section 1 - 6 and 9 of the Form
8-K. Your discovery of the error appears to be meet the condition under Item 4.02 of Form 8-K. Please tell us whether you considered the Form 8-K reporting requirements.

Critical Accounting Policies, page 9

8. The disclosures of your critical accounting policies appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. These critical accounting policies appear to have critical judgment and estimation attributes, but the disclosures you provide do not sufficiently address these attributes.

Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates.
Specifically, you should provide the following:

(a) An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b) An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c) An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Results of Operations, page 12

9. Your discussion provides limited insight into the underlying reasons for the variances depicted in your results of operations. Therefore, the extent to which your financial information is indicative of expected future results is unclear. Your disclosures should provide information about the quality and potential variability of earnings and cash flow, so that readers may ascertain the likelihood that past performance is indicative of future performance.

Please revise your results of operations discussion to include the facts and circumstances underlying material trends, uncertainties, demands, events and commitments. Please refer to Instructions 3 and 4 to Paragraph (a) of Item 303 of Regulation S-K, and FRC Section 501.12.b.4 for further guidance.

Additionally, when you attribute changes in significant items to more than one factor or element, breakdown and quantify the impact of each factor or element. Please refer to FRC Section 501.04 for further guidance.

Financial Condition, page 13

10. The discussion of your operating and investing activities appears to be brief and focuses on changes that are evident in your consolidated statements of cash flows. There is limited discussion of the underlying drivers (e.g., cash receipts from the sale of goods and services and cash payments to acquire materials or labor). Please refer to the guidance in FRC Section 501.13, and revise your disclosure accordingly.

11. Please elaborate in more detail on how you will fund your operations and other planned business activities for the next 12 months. In your revised disclosure, include amounts expected to be raised from each source of funding.

12. Please include a tabular disclosure of your contractual obligations, such as your operating lease and other obligations as required under Instruction 5 to Paragraph (a) of Item 303 of
Regulation S-K.

Audit Report, page 15

13. We note you restated your 2004 and 2003 consolidated financial statements. Please tell us why the audit report does not make any reference to the restatement.

Goodwill, page 25

14. We note you evaluate goodwill for impairment "periodically." Under paragraph 26 of SFAS No. 142 Goodwill and Intangible Assets, goodwill should be tested for impairment on an annual basis and between annual tests in certain circumstances. Please tell us whether you have performed a goodwill impairment analysis in the fiscal year 2004. If you comply with the testing provisions under paragraph 26, please revise your disclosure to include the date when you perform your annual goodwill impairment analysis.

Advances to Joint Venture Participants, page 26

15. We understand you believe advances from joint venture participants do not contribute to your operating profits and recorded them as balance sheet entries only. Your accounting treatment appears to conflict with EITF 01-14 Income Statement Characterization of Reimbursements Received for "Out of Pocket" Expenses Incurred. Please revise your accounting accordingly or explain to us in detail why you believe you are in compliance with the applicable accounting literature.

Revenue Recognition, page 26

16. Please tell us in detail what revenues generated from sale of oil and gas prospects represent. While this description infers the sale of real property or property rights, your disclosure seems to indicate that this revenue is derived from or partially derived from drilling services. Please tell us the terms of the agreement with your customers, services you provide, and related deliverables. Explain how recognizing profits from prospects before drilling services are complete complies with SAB Topic 13.

Oil and Gas Property and Equipment, page 27

17. We note that you defer geological, geophysical, leasing and acquisition ("GGLA") costs incurred on behalf of joint venture drilling projects. SFAS 19 requires that geological and geophysical costs be charged to expense as incurred, while acquisition costs shall be capitalized and then amortized or impaired in accordance with the literature. Please revise your accounting accordingly, or explain to us how you are complying with the accounting literature.

Related Party Transaction, page 34

18. It appears that you should expand your disclosure to include all material related party transactions as required by SFAS 57. We note your discussions of the sale of oil and gas prospects to the OPUS I drilling partnership on page 14 and cash received from joint venture partners on page 26. Please disclose these activities along with other related party transactions that have you have entered into during all periods presented. To the extent material, please quantify the amounts related to each transaction.

19. We note you are a general partner and operator of the Tri-
Valley
Oil & Gas Exploration Programs 1971-1, Martins-Severin, and Opus I Partnerships. We also note you account for these partnerships under the equity method. Please tell us your basis for accounting for these investments under the equity method as a general partner. Also, please tell us what considerations you have given to EITF 98-6 Investor`s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Veto Rights, and FASB Interpretation No. 46 Consolidation of
Variable Interest Entities-an Interpretation of ARB No. 51.

Supplemental Information (unaudited), page 42

Changes In Estimated Reserve Quantities, page 44

20. We note you have presented revisions of previous estimates and extensions, discoveries and other additions on a combined basis. Under paragraph 11 of SFAS No. 69 Disclosures about Oil and Gas
Producing
Activities, changes resulting from revisions of previous estimates should be shown separately from extensions, discoveries, and other additions with appropriate explanations of significant changes. Please refer to Illustration 4 included in Appendix A to SFAS No. 69 for an example.

Principle Accountant Fees and Services, page 57

21. Your disclosure of principle accountant fees and services does not appear to follow the presentation and disclosure format provided under
Item 14 of Form 10-K. Please regroup your fees and services into the applicable caption mentioned in Item 14 of Form 10-K and revise your disclosure accordingly.

Exhibit 31.1 and 31.2

22. Your wording used in Paragraph 5 (a) is not consistent with the exampled provided in Instruction 31 to Item 601 of the Regulation
S-K.
Please revise as necessary. Also, please remove all references to "small business issuer."

Form 10-Q for the Quarterly Period Ended March 31, 2005

General

23. Revise the accounting and disclosures in your interim report on
Form 10-Q as necessary to comply with all applicable comments written on your Form 10-K.

Controls and Procedures, page 4

24. We note you implemented a formal remediation program in the first quarter of 2005 and such efforts were ongoing as of the end of the quarter. For example, your risk assessment process was being implemented and flow charts and narratives were being developed. In light of the fact that your remediation activities were ongoing, disclose in reasonable detail the basis for officers` conclusions that the Company`s disclosure controls and procedures were effective as of the end of the period covered by the report.

Engineering Comments

Properties, page 3

Oil and Gas Operations, page 4

25. Your oil and gas reserve disclosure of 150 barrels of condensate and 818,919 MCF of gas is not consistent with the table of reserves in the Supplemental Information under Changes in Estimated Reserves on page 44. Please revise your filing to report consistent reserve volumes for each reported period in your filing.

Management`s Discussion and Analysis of Financial Condition, page
7

Critical Accounting Policies, page 9

Petroleum Activities, page 11

26. You state that the reduction in the standardized measure of discounted net cash flows over the last three years is due to the fluctuations of gas prices and production rates. As gas prices have increased over the last three years as shown in Oil and Gas Operations, it appears that the decline in the standardized measure has been almost exclusively due to the 45% gas production decline since 2002. We also note an increase in the per unit production costs in the last two years. Please revise your disclosure to more accurately depict the reason for the decline in the standardized measure.

Notes to Consolidated Financial Statements, page 23

Note 13 - Subsequent Events, page 40

27. You state that you entered into an agreement to acquire
Pleasant
Valley Energy Corporation, a private holder of leases estimated to contain about 24 million barrels of proven undeveloped reserves and it is scheduled to close on or before May 6, 2005. Tell us the following:

* the status of the acquisition;
* who made the reserve estimate;
* if the reserve estimate meets the requirements of Rule 4-10(a) of
Regulation S-X for the determination of proved reserves;
* how many reserves, if any, are classified as proved developed;
* the approximate cost of the acquisition and the manner in which it will be funded.

Changes in Estimated Reserve Quantities, page 44

28. We note the significant negative revisions in gas reserves of
490
MMCF in 2003 and 2004. Please explain to us the reason for these large negative reserve revisions and the original basis of classifying these reserves as proved.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact Yong Choi at (202) 551-3758, Sandy Eisen at
202-
551-3864, or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum
Engineer, at
(202) 551-3703 with questions about engineering comments.

								Sincerely,



								H. Roger Schwall
								Assistant Director

cc: 	Yong Choi
      Sandy Eisen
April Sifford
      James Murphy


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Mr. Thomas J. Cunningham
Tri-Valley Corporation
July 12, 2005
page 9




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010